UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LITHIUM EXPLORATION GROUP, INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

53680P100
(CUSIP Number)

LITHIUM EXPLORATION GROUP, INC.
3800 North Central Avenue, Suite 820
Phoenix, Arizona
Telephone: (480) 641-4790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53680P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JDF Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION John Fierro is a citizen and resident of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,715,293 common shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 10,715,293 common shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,715,293 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82% based on 184,179,272 common shares issued and outstanding as of June 2, 2014.
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Lithium Exploration Group, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3800 North Central Avenue, Suite 820, Phoenix, Arizona 85012.

Item 2. Identity and Background

(a)	The name of the Reporting Person is JDF Capital Inc. (“JDF Capital”).

(b)	John D. Fierro is President of JDF Capital. The director of JDF Capital is John D. Fierro. John D. Fierro holds 100% of the shares in JDF Capital.

(c)	JDF Capital’s place of business is 84 Tulip Ln., Freehold, New Jersey 07728.

(d)	JDF Capital’s business in private investments.

(e)	Neither Mr. Fierro nor JDF Capital have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(f)

Neither Mr. Fierro nor JDF Capital have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	Mr. Fierro is a citizen and resident of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On June 2, 2014, Mr. Fierro acquired an aggregate of 10,715,293 shares of the Issuer’s common stock pursuant to cashless conversion, at a deemed price of $0.2125 per share, of debt provided to the Issuer on September 16, 2013 and October 15, 2013 pursuant to a securities purchase agreement dated September 13, 2013. The funds initially provided to the Issuer were Mr. Fierro’s personal funds.

Item 4. Purpose of Transaction

The purpose of the transaction described above was for investment. Depending on market conditions and other factors, JDF Capital may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. JDF Capital also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, JDF Capital expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the JDF Capital to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. JDF Capital may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, JDF Capital does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of June 2, 2014, the aggregate number and percentage of common shares of the Issuer beneficially owned by JDF Capital are 10,715,293 common shares, or approximately 5.82% of the Issuer, respectively.

(b)	JDF Capital has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 10,715,293 shares of common stock of the Issuer.

(c)	The Issuer was indebted to JDF Capital for funds provided to the Issuer in the amount of USD$672,000 pursuant to the conditions of a securities purchase agreement dated March 1, 2013 (the “SPA”).

On January 6, 2014, JDF Capital entered into a securities amendment and settlement agreement (the “Settlement Agreement”) with the Issuer, where the Issuer agreed to convert the remaining $522,000 portion of the SPA into 522,000 shares of Series B Convertible Preferred Stock of the Issuer (the “Preferred Shares”), being 1 Preferred Share per $1 remaining payable pursuant to the SPA. Each Preferred Share is convertible into common shares of the Issuer by cashless conversion at a price of 50% of the lowest traded price of the previous 20 trading days of a notice to convert.

On March 17, 2014, we received a notice of conversion from JDF Capital to convert 122,175 Preferred Shares outstanding due to JDF into 6,750,000 shares of common stock of the Issuer at a deemed conversion rate of USD$0.0181 per share, pursuant to the conversion terms of the Preferred Shares, the SPA and the Settlement Agreement.

On April 8, 2014, the Issuer received a notice of conversion from JDF to convert 159,825 Preferred Shares outstanding due to JDF into 6,948,913 shares of common stock of the Issuer at a deemed conversion rate of USD$0.0230 per share, pursuant to the conversion terms of the Preferred Shares, the SPA and the Settlement Agreement.

Additionally, the Issuer was indebted to JDF Capital for funds provided to the Issuer in the amount of USD$306,250 pursuant to the conditions of a securities purchase agreement dated September 13, 2013.

Pursuant to the Settlement Agreement with the Issuer, where we agreed to convert the remaining $306,250 portion of the SPA into the Preferred Shares, being 1 Preferred Share per $1 remaining payable pursuant to the SPA.

On May 14, 2014, we received a notice of conversion from JDF Capital to convert 149,800 Preferred Shares outstanding due to JDF Capital into 7,000,000 shares of common stock of the Issuer at a deemed conversion rate of USD$0.0214 per share, pursuant to the conversion terms of the Preferred Shares, the SPA and the Settlement Agreement.

(d)	N/A.

(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Fierro and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Form of Securities Purchase Agreement dated as of September 13, 2013, furnished as Exhibit 10.1 to the Form 8-K filed on September 27, 2013, and the Settlement Agreement dated January 3, 2014, furnished as Exhibit 10.1 to the Form 8-K filed on January 9, 2014, are incorporated herewith by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2014
Dated

/s/John Fierro
Signature

John Fierro, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).